Exhibit 99.1

February 25, 2014

INVESTOR

NEWS

Fresenius Medical Care reports

fourth quarter and full year 2013 results

•                  Targets achieved for fiscal year 2013

•                  Further expansion of global franchise and new record level of revenue

•                  Increased dividend to be proposed at the Annual General Meeting

Fourth Quarter 2013 Key Figures:

Net revenue	$3,867 million	+4%
Operating income (EBIT)	$661 million	+18%
Net income[1]	$349 million	+36%
Basic earnings per ordinary share	$1.16	+38%

Full Year 2013 Key Figures:

Net revenue	$14,610 million	+6%
Operating income (EBIT)	$2,256 million	+2%
Net income[1]	$1,110 million	-6%
Basic earnings per ordinary share	$3.65	-6%

1attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Dividend proposal:

Ordinary share	€0.77	+3%

Rice Powell, chief executive officer of Fresenius Medical Care, commented: “With a very strong fourth quarter, we completed a sound fiscal year 2013 and achieved the targets we set for ourselves. Despite the impact of the reimbursement cuts in the U.S. that were introduced last year we achieved another record in net revenue, supported by a continued excellent cash flow performance. Looking ahead we are faced with a challenging environment, in particular with structural changes due to growing pressure on reimbursement systems. In order to successfully meet these changes we are concentrating on measures aimed at enhancing our profitability in 2014 and beyond.”

Fourth Quarter 2013

Revenue

Net revenue for the fourth quarter of 2013 increased by 4% to $3,867 million (+5% at constant currency) compared to the fourth quarter of 2012. Organic revenue growth worldwide was 3%. Dialysis services revenue grew by 3% to $2,895 million (+4% at constant currency) and dialysis product revenue increased by 8% to $972 million (+8% at constant currency).

North America revenue for the fourth quarter of 2013 increased by 3% to $2,507 million. Organic revenue growth was 1.5%. Dialysis services revenue grew by 3% to $2,288 million with a same store treatment growth of 3.4%. Dialysis product revenue increased by 6% to $219 million.

International revenue increased by 6% to $1,351 million (+8% at constant currency). Organic revenue growth was 7%. Dialysis services revenue increased by 4% to $607 million (+8% at constant currency). Dialysis product revenue increased by 8% to $744 million (+8% at constant currency).

Earnings

Operating income (EBIT) for the fourth quarter of 2013 increased by 18% to $661 million compared to $559 million in the fourth quarter of 2012. Operating income for North America for the fourth quarter of 2013 increased by 7% to $446 million compared to $416 million in the fourth quarter of 2012. In the International segment, operating income for the fourth quarter of 2013 increased by 23% to $261 million compared to $212 million in the fourth quarter of 2012.

Net interest expense for the fourth quarter of 2013 was $98 million, compared to $115 million in the fourth quarter of 2012.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the fourth quarter of 2013 was $349 million, an increase of 36% compared to the corresponding number of $257 million for the fourth quarter of 2012.

Income tax expense was $171 million for the fourth quarter of 2013 which translates into an effective tax rate of 30.4%. This compares to income tax expense of $142 million and a tax rate of 32.1% for the fourth quarter of 2012.

Basic earnings per ordinary share (EPS) for the fourth quarter of 2013 was $1.16, an increase of 38% compared to the corresponding number for the fourth quarter of 2012. The weighted average number of shares outstanding for the fourth quarter of 2013 was approximately 301.0 million shares, compared to 306.4 million shares for the fourth quarter of 2012. The decrease in shares outstanding resulted from the share buy-back program, which was completed in August 2013, partially offset by stock option exercises in the past twelve months.

Cash flow

In the fourth quarter of 2013, the company generated $589 million in net cash provided by operating activities, an increase of 3% compared to the corresponding figure of last year and representing 15.2% of revenue.

A total of $234 million was spent for capital expenditures, net of disposals. Free cash flow was $355 million (representing 9.2% of revenue) compared to $345 million in the fourth quarter of 2012.

A total of $198 million in cash was spent for acquisitions, net of divestitures. Free cash flow after investing activities was $157 million, compared to $286 million in the fourth quarter of 2012.

Full year 2013

Revenue and Earnings

Net revenue for the full year 2013 increased by 6% to $14,610 million (+6% at constant currencies) compared to the full year 2012.

Operating income (EBIT) for the full year 2013 increased by 2% to $2,256 million compared to $2,219 million in the full year 2012.

Net interest expense for the full year 2013 was $409 million compared to $426 million for the full year 2012.

For the full year 2013, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $1,110 million, down by 6% from the corresponding number of $1,187 million for the full year 2012.

Income tax expense for the full year 2013 was $592 million which translates into an effective tax rate of 32.0%. This compares to income tax expense of $605 million and a tax rate of 31.3% for the full year 2012.

In the full year of 2013, basic earnings per ordinary share (EPS) decreased by 6% to $3.65 compared to $3.89 for the full year 2012. The weighted average number of shares outstanding during the full year 2013 was approximately 303.8 million.

Cash flow

Net cash provided by operating activities during the full year 2013 was $2,035 million (representing 13.9% of revenue) compared to $2,039 million for the same period in 2012.

A total of $728 million in cash was spent for capital expenditures, net of disposals. Free cash flow for the full year 2013 was $1,307 million compared to $1,373 million in the same period in 2012. A total of $478 million in cash was spent for acquisitions, net of divestitures. Free cash flow after investing activities was $829 million compared to a negative $242 million in the full year 2012.

Employees

As of December 31, 2013, Fresenius Medical Care had 90,690 employees (full-time equivalents) worldwide, compared to 86,153 employees at the end of 2012. This increase of approximately 4,500 employees is due to overall growth in the company’s business and acquisitions.

Balance sheet structure

The company´s total assets were $23,120 million (Dec. 31, 2012: $22,326 million), an increase of 4%. Current assets increased by 3% to $6,287 million (Dec. 31, 2012: $6,127 million). Non-current assets were $16,833 million (Dec. 31, 2012: $16,199 million), an increase of 4%. Total equity increased by 3% to $9,485 million (Dec. 31, 2012: $9,207 million). The equity ratio was 41%, unchanged compared to the ratio at the end of 2012. Total debt was $8,417 million (Dec. 31, 2012: $8,298 million). As of December 31, 2013, the debt/EBITDA ratio was 2.8 (Dec. 31, 2012: 2.8).

Please refer to the attachments for a complete overview of the results for the fourth quarter and full year 2013 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Dividend

At the Annual General Meeting to be held on May 15, 2014, shareholders will be asked to approve a dividend of €0.77 per ordinary share, an increase of 3% from 2012 (€0.75). For the 17th consecutive year, shareholders can expect to receive an increased annual dividend.

Outlook

The company expects revenue to be at around $15.2 billion in 2014, translating into a growth rate of around 4%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.0 billion and $1.05 billion in 2014. The company initiated a global efficiency program designed to enhance the company’s performance over a multi-year period. Potential cost savings before income taxes of up to $60 million generated from this program are not included in the outlook for 2014.

For 2014, the company expects to spend around $900 million on capital expenditures and around $400 million on acquisitions. The debt/EBITDA ratio is expected to be equal to or below 3.0 by the end of 2014.

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the fourth quarter and full year 2013 on Tuesday, February 25, 2014, at 3.30 p.m. CET/ 9.30 a.m. EST. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,250 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,122 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended December 31			Twelve months ended December 31
in US$ million, except share data, audited	2013	2012	Change	2013	2012	Change

Total net revenue	3,867	3,706	4.4%	14,610	13,800	5.9%
Costs of revenue	2,566	2,413	6.3%	9,872	9,199	7.3%
Gross profit	1,301	1,293	0.7%	4,738	4,601	3.0%
Selling, general and administrative	621	611	1.7%	2,391	2,223	7.5%
Gain on sale of dialysis clinics	(0)	(2)	-98.7%	(9)	(36)	-74.0%
Research and development	31	28	10.6%	126	112	12.7%
Income from equity method investees	(12)	(3)	318.3%	(26)	(17)	49.7%
Other operating expenses	—	100		—	100
Operating income (EBIT)	661	559	18.3%	2,256	2,219	1.7%

Investment gain	—	—		—	(140)
Interest income	(13)	(4)	190.5%	(39)	(44)	-12.4%
Interest expense	111	119	-7.0%	448	470	-4.9%
Interest expense, net	98	115	-14.7%	409	426	-4.1%
Income before taxes	563	444	26.8%	1,847	1,933	-4.4%
Income tax expense	171	142	19.9%	592	605	-2.2%
Net income	392	302	30.1%	1,255	1,328	-5.4%
Less: Net income attributable to noncontrolling interests	43	45	-2.2%	145	141	4.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	349	257	35.8%	1,110	1,187	-6.5%

Operating income (EBIT)	661	559	18.3%	2,256	2,219	1.7%
Depreciation and amortization	169	157	7.9%	648	602	7.5%
EBITDA	830	716	16.0%	2,904	2,821	2.9%
EBITDA margin	21.5%	19.3%		19.9%	20.4%

Weighted average number of shares
Ordinary shares	301,041,739	302,388,558		301,877,303	301,139,652
Preference shares	—	3,972,955		1,937,819	3,969,307

Basic earnings per ordinary share	$1.16	$0.84	38.1%	$3.65	$3.89	-6.1%
Basic earnings per ordinary ADS	$0.58	$0.42	38.1%	$1.83	$1.94	-6.1%

In percent of revenue
Cost of revenue	66.3%	65.1%		67.6%	66.7%
Gross profit	33.7%	34.9%		32.4%	33.3%
Operating income (EBIT)	17.1%	15.1%		15.4%	16.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	9.0%	6.9%		7.6%	8.6%

Segment and other information

	Three months ended December 31			Twelve months ended December 31
audited	2013	2012	Change	2013	2012	Change

Total
Revenue in US$ million	3,867	3,706	4.4%	14,610	13,800	5.9%
Operating income (EBIT) in US$ million	661	559	18.3%	2,256	2,219	1.7%
Operating income margin in %	17.1%	15.1%		15.4%	16.1%
Days sales outstanding (DSO)				73	76
Employees (full-time equivalents)				90,690	86,153

North America
Revenue in US$ million	2,507	2,429	3.2%	9,606	9,031	6.4%
Operating income (EBIT) in US$ million	446	416	7.1%	1,624	1,615	0.5%
Operating income margin in %	17.8%	17.1%		16.9%	17.9%
Revenue per treatment in US$	357	361	-1.0%	352	348	1.0%
Cost per treatment in US$	288	280	2.5%	287	278	3.4%
Days sales outstanding (DSO)				53	55

U.S.
Revenue per treatment in US$	365	368	-1.0%	359	355	1.2%
Cost per treatment in US$	294	286	2.6%	293	283	3.4%

International
Revenue in US$ million	1,351	1,270	6.4%	4,970	4,740	4.9%
Operating income (EBIT) in US$ million	261	212	23.2%	858	809	6.1%
Operating income margin in %	19.3%	16.7%		17.3%	17.1%
Days sales outstanding (DSO)				110	115

Corporate
Revenue in US$ million	9	7	24.3%	34	29	14.6%
Operating income (EBIT) in US$ million	(46)	(69)	-33.9%	(226)	(205)	9.7%

Reconciliation of non U.S. GAAP financial measures
to the most directly comparable U.S. GAAP financial measures

	Three months ended December 31			Twelve months ended December 31
in US$ million	2013	2012	Change	2013	2012	Change

Operating income (EBIT), as reported	661	559	18.3%	2,256	2,219	1.7%
Special items related to Liberty acquisition 1)	—	2		(8)	(12)
Sequestration impact	18	—		56	—
Operating income (EBIT), adjusted	679	561	21.0%	2,304	2,207	4.4%

Net income attributable to shareholders of FMC AG & Co. KGaA, as reported	349	257	35.8%	1,110	1,187	-6.5%
Special items related to Liberty acquisition 2)	0	1		(3)	(146)
Sequestration impact	9	—		31	—
Net income attributable to shareholders of FMC AG & Co. KGaA, adjusted	358	258	38.7%	1,138	1,041	9.3%

1) Legal, consulting and other expenses and gain on sale of clinics.

2) Net of tax effects of legal, consulting and other expenses, gain on sale of clinics, gain on retirement of loan receivable and investment gain.

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2013	2012	2013	2012
Segment information North America
Net revenue	2,507	2,429
Costs of revenue and research and development	1,711	1,578
Selling, general and administrative	357	340
Income from equity method investees	(7)	(5)
Other operating expenses	—	100
Costs of revenue and operating expenses	2,061	2,013
Operating income (EBIT)	446	416
Operating income margin	17.8%	17.1%

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA			2,904	2,821
Interest expense, net			(409)	(426)
Income tax expense			(592)	(605)
Change in working capital and other non-cash items			132	249
Net cash provided by operating activities			2,035	2,039

Annualized EBITDA2)
Operating income (EBIT)			2,256	2,255
Depreciation and amortization			648	612
Non-cash charges			68	64
Annualized EBITDA			2,972	2,931

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Balance sheet

in US$ million, except debt/EBITDA ratio,audited	December 31 2013	December 31 2012
Assets
Current assets	6,287	6,127
Intangible assets	12,416	12,132
Other non-current assets	4,417	4,067
Total assets	23,120	22,326

Liabilities and equity
Current liabilities	3,554	3,170
Long-term liabilities	9,433	9,426
Noncontrolling interests subject to put provisions	648	523
Total equity	9,485	9,207
Total liabilities and equity	23,120	22,326

Equity/assets ratio	41%	41%

Debt
Short-term borrowings	97	118
Short-term borrowings from related parties	62	4
Current portion of long-term debt and capital lease obligations	511	335
Long-term debt and capital lease obligations, less current portion	7,747	7,841
Total debt	8,417	8,298

Debt/EBITDA ratio	2.8	2.8

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in US$ million, unaudited	2013	2012	2013	2012
Operating activities
Net income	392	302	1,255	1,328
Depreciation / amortization	169	157	648	602
Investment gain	—	—	—	(140)
Change in working capital and other non-cash items	28	113	132	249
Net cash provided by operating activities	589	572	2,035	2,039
In percent of revenue	15.2%	15.4%	13.9%	14.8%

Investing activities
Purchases of property, plant and equipment	(235)	(225)	(748)	(675)
Proceeds from sale of property, plant and equipment	1	(2)	20	9
Capital expenditures, net	(234)	(227)	(728)	(666)
Free cash flow	355	345	1,307	1,373
In percent of revenue	9.2%	9.3%	8.9%	10.0%

Acquisitions, net of cash acquired, and purchases of intangible assets	(198)	(90)	(496)	(1,879)
Proceeds from divestitures	—	31	18	264
Acquisitions, net of divestitures	(198)	(59)	(478)	(1,615)
Free cash flow after investing activities	157	286	829	(242)

Revenue development

in US$ million, audited	2013	2012	Change	Change in cc	Organic growth	Same store growth[1]

Three months ended December 31
Total revenue	3,867	3,706	4.4%	4.9%	3.3%
Dialysis products	972	902	7.8%	7.5%	7.3%
Net dialysis care	2,895	2,804	3.3%	4.0%	2.0%	3.3%

North America	2,507	2,429	3.2%	3.2%	1.5%
Dialysis products	219	207	6.3%	6.3%	6.7%
Net dialysis care	2,288	2,222	2.9%	2.9%	0.9%	3.4%

International	1,351	1,270	6.4%	7.9%	6.6%
Dialysis products	744	688	8.1%	7.8%	7.3%
Net dialysis care	607	582	4.5%	8.1%	5.8%	3.3%

Regional development
North America	2,507	2,429	3.2%	3.2%	1.5%
Europe/Middle East/Africa	810	759	6.8%	4.4%	3.1%
Latin America	225	219	2.9%	14.9%	12.0%
Asia-Pacific	316	292	8.1%	11.7%	11.7%
Corporate	9	7	24.3%	18.6%

Twelve months ended December 31
Total revenue	14,610	13,800	5.9%	6.3%	4.6%
Dialysis products	3,480	3,308	5.2%	4.9%	4.9%
Net dialysis care	11,130	10,492	6.1%	6.7%	4.5%	3.6%

North America	9,606	9,031	6.4%	6.4%	4.2%
Dialysis products	834	801	4.0%	4.0%	4.4%
Net dialysis care	8,772	8,230	6.6%	6.6%	4.2%	3.5%

International	4,970	4,740	4.9%	6.0%	5.2%
Dialysis products	2,612	2,478	5.4%	5.1%	4.9%
Net dialysis care	2,358	2,262	4.2%	7.0%	5.5%	3.8%

Regional development
North America	9,606	9,031	6.4%	6.4%	4.2%
Europe/Middle East/Africa	3,023	2,893	4.5%	2.8%	1.8%
Latin America	843	804	4.7%	14.6%	13.2%
Asia-Pacific	1,104	1,043	5.9%	8.3%	8.4%
Corporate	34	29	14.6%	11.0%

1 same store growth = organic growth less price effects

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures product business

Key figures product business
in US$ million, audited	2013	2012	Growth in %	Growth in cc

Three months ended December 31
Total product revenue	1,326	1,229	7.9%	8.5%
Less internal revenue	(354)	(327)	8.3%	9.1%
Total external revenue	972	902	7.8%	7.5%

North America	435	408	6.8%	6.8%
Less internal revenue	(216)	(201)	7.3%	7.3%
Total North America external revenue	219	207	6.3%	6.3%

International	882	814	8.4%	8.4%
Less internal revenue	(138)	(126)	9.9%	11.9%
Total International external revenue	744	688	8.1%	7.8%

Twelve months ended December 31
Total product revenue	4,794	4,531	5.8%	5.7%
Less internal revenue	(1,314)	(1,223)	7.5%	8.1%
Total external revenue	3,480	3,308	5.2%	4.9%

North America	1,650	1,576	4.7%	4.7%
Less internal revenue	(816)	(775)	5.3%	5.3%
Total North America external revenue	834	801	4.0%	4.0%

International	3,110	2,926	6.3%	6.2%
Less internal revenue	(498)	(448)	11.3%	12.8%
Total International external revenue	2,612	2,478	5.4%	5.1%

cc = Constant Currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key figures service business

	Twelve months ended December 31, 2013
audited	Clinics	Growth in%	De novos	Patients	Growth in%	Treatments	Growth in%
Total	3,250	3%	80	270,122	5%	40,456,900	5%

North America	2,133	2%	51	171,440	4%	25,656,357	5%

International	1,117	4%	29	98,682	6%	14,800,543	4%
Europe/Middle East/Africa	632	4%	18	51,541	5%	7,734,706	3%
Latin America	231	3%	1	29,272	9%	4,418,592	8%
Asia-Pacific	254	4%	10	17,869	2%	2,647,245	2%

Quality data

	North America		Europe/Middle East/ Africa		Asia-Pacific
in % of patients	Q3 2013	Q4 2013	Q3 2013	Q4 2013	Q3 2013	Q4 2013

Clinical Performance
Single Pool Kt/v > 1.2	97	97	96	96	96	96
No catheter (> 90 days)	84	83	82	83	93	92
Hemoglobin = 10-12 g/dl	76	75	60	60	59	59
Hemoglobin = 10-13 g/dl	81	81	78	78	67	68
Albumin > 3.5 g/dl1)	85	86	88	88	91	91
Phosphate < 5.5 mg/dl	66	66	76	77	71	70
Calcium = 8.4-10.2 mg/dl	84	84	77	77	75	75
Hospitalization days2)	9.4	9.4	9.3	9.4	4.2	4.2

Demographics
Average age (in years)	62	62	63	63	63	62
Average time on dialysis (in years)	4.0	4.0	5.2	5.3	4.6	4.7
Average body weight (in kg)	82	82	72	72	60	60
Prevalence of diabetes	58	59	28	28	38	38

1) International standard BCR CRM470

2) 12 months ending December 31

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.fmc-ag.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

Published by

Fresenius Medical Care AG & Co. KGaA

Investor Relations

Annual reports, interim reports and further

Information on the company is also available on our website.

Please visit us at www.fmc-ag.com

For printed material, please contact Investor Relations.